Exhibit 1
                                                                       ---------

                       [ORACLE PARTNERS, L.P. LETTERHEAD]

August 23, 2004

Board of Directors
Mediware Information Systems, Inc.
11711 West 79th Street
Lenexa, Kansas  66214

Gentlemen:

As the company's largest "outside" stockholder, we are writing to request a meeting with one or more members of the Board, which we believe should include the Mediware's Chairman. We stand ready to meet immediately, and would like to do so as soon as possible, wherever and whenever is most convenient for the director or directors who will attend.

Among the issues we think it is essential to address are: the status of senior management and succession planning; recent selling by insiders; corporate governance policies and practices; and potential actions to increase liquidity in Mediware's stock and to otherwise enhance stockholder value. We would also like to discuss with you the possible inclusion of an independent director to be identified by Oracle on management's slate of directors to be elected at the upcoming annual meeting. We are acquainted with a number of well-qualified professionals whom we believe could add substantial value to the Board's deliberations and functioning.

We also have concerns about Mediware's communications with shareholders. From reading your Code of Conduct and Ethics, it is apparent that Mediware values "full, fair, accurate, timely and understandable disclosure." We agree that this goal is of the utmost importance to the public owners of the company, and we would like to provide to the company the perspective of its largest "outside" stockholder.

We look forward to hearing from you promptly.

Very truly yours,

/s/ Larry N. Feinberg

Larry N. Feinberg
President